20549-0409


September 1, 2004


Mr. Steven G. Osgood
President
U-Store-It Trust
6745 Engle Road, Suite 300
Cleveland, Ohio 44130

Re:	U-Store-It Trust
	Registration Statement on Form S-11, filed on August 2, 2004
	File No.  333-117848

Dear Mr. Osgood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General
1. We note that you intend to elect to be taxed as a REIT and that your offering may constitute a "blind-pool" offering. If so, please revise to include all applicable Industry Guide 5 disclosure, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief.
2. We note that as part of the formation transactions, High Tide LLC will be reorganized into a REIT and the existing corporate general partner of your operating partnership will merge with you. Please revise throughout to identify the existing corporate general partner by name. Please also provide a detailed and thorough analysis of whether the disclosure rules relating to roll-up transactions should apply to the proposed acquisition. Refer to Item 901 of Regulation S-K.
3. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
4. Please provide us with all written promotional and sales material, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D. of Guide 5.
5. Please revise to include the disclosure required by Item 3(b) of Form S-11 with respect to underwriting compensation and the percentage of securities being offered to affiliates, or advise us why you believe it is appropriate not to do so.
6. Please provide the general information required by Item 11(b) of Form S-11. Additionally, provide disclosure regarding promoters, including the information called for by Item 11(d) regarding the names of the promoters and their position and offices with the registrant now held or intended to be held.
7. We note that you rely on industry information in the filing and you reference market data provided by Self-Storage Almanac. Please provide us with copies of articles and industry reports you rely on and reference in the filing. These materials should be appropriately marked, dated, and refer to the page numbers on which they are cited. Please indicate how these materials support your belief regarding industry trends. Additionally, tell us whether any of the reports were prepared for you or were published generally. If the reports are not publicly available, file the expert`s consent pursuant to Rule 436.
8. Please fill in or provide supplementally all remaining uncompleted information in the next amendment, other than pricing information that you have omitted pursuant to Rule 430A. We may have further comments based on the revised materials.

Prospectus Cover Page
9. We note the inclusion of red herring language on the cover page. Supplementally advise us whether you have circulated or intend to circulate the preliminary prospectus.
10. Please revise bullet point 4 to identify the affiliates of Lehman Brothers who will receive a portion of the gross proceeds of the offering in repayment of an existing loan. When you revise, please quantify the loan balance, and indicate what percentage of the proceeds will be used to repay the existing loan.
11. Please revise to clarify, if true, that the referenced underwriter in fact does have a conflict of interest with respect to the offering, as opposed to current disclosure indicating that the affiliate relationship "may create a potential conflict of interest" for the underwriter. When you revise, please specify the nature of the conflict.
12. Prominently disclose the amount of proceeds to be paid to affiliates, identifying all such affiliates and amounts paid to each.
13. Please expand the cover page risk factors to address the following additional risks:
* the absence, if true, of a limitation on the amount of debt you may incur;
* the fact that you have not obtained independent third party appraisals of the Principals` assets, and that therefore the consideration paid in the formation and structuring transactions may exceed the fair market value of the self-storage properties.
* That conflicts of interest may arise with respect to certain of your officers.

Summary - page 1
14. The Summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the Summary is repeated in the body of the prospectus, particularly within your Business section. Please revise the prospectus to delete repetitive disclosure and to provide a brief overview of only the most salient aspects of the transaction. Please see Item 503(a) of Regulation S-K.
15. To the extent that we comment on the summary section of your prospectus, please make corresponding responsive changes within the body of the prospectus.
16. Please revise to fully discuss your corporate history, including your relationship to the predecessor entities, High Tide LLC, and the members of the Amsdell family, including Robert J. Amsdell, Barry Amsdell, Todd Amsdell, and their affiliated entities and related family trusts. We note that your operating partnership was formed on July 31, 1996, and is currently named Acquiport/Amsdell I Limited Partnership.
17. Please revise to describe the percentage of revenues derived from residential versus commercial customers.

Overview - page 1
18. We note that you were formed in July 2004 to succeed to and continue the self-storage operations conducted by entities owned directly and indirectly by members of the Amsdell family, and their affiliated entities and related family trusts. Please revise to specify the interests and assets to which you will succeed.

Summary Risk Factors - page 4
19. Please revise the sixth bullet to describe whether there are any ownership limitations for members of the Amsdell family.
20. Please revise bullet point 8 to identify the officers and directors whose interests may conflict with the interests of shareholders. When you revise, please indicate the nature of the conflicts.
21. Please revise the penultimate risk factor to clarify that you will likely not be able to fund all future capital needs with income from operations.
22. Please include a risk factor describing the geographic concentration of the storage facilities.
23. Please revise the eleventh bullet to quantify the amount of proceeds that affiliates of Lehman Brothers will receive. Please also quantify the loan principal and interest amount.

Our Facilities, page 5
24. Please revise to quantify an estimated purchase price for the properties subject to the option. Please consider using historical financial information to present an illustrative example. Furthermore, please revise to disclose whether you currently intend to purchase the option facilities. Please also revise to clarify the timetable for purchasing the option facilities.



Formation Transactions - page 6
25. Please revise to clarify the steps you will take to own and manage 155 self-storage facilities in the United States, and manage 19 additional self-storage facilities. Further, please disclose the aggregate amount of consideration to be exchanged for such interests based on the midpoint of the range.
26. Please revise bullet point one to indicate briefly how the number of common shares to be received by the Principals and the Amsdell Entities was determined.
27. So that the material terms of the formation transactions are transparent to readers, please provide on page 8, and elsewhere, a summary table that identifies each self-storage facility, the historic carrying value of the facility, and the total consideration to be issued in exchange for the facility including cash, common shares, partnership units, and assumption of debt.
28. Please revise or confirm that you have included disclosure with respect to the material terms of the three contribution agreements, merger agreements, and partnership reorganization agreement you intend to file as exhibits to your registration statement.

Benefits to Related Parties, page 7
29. Please revise or confirm that you have included here disclosure with respect to all benefits to be received directly or indirectly by related parties.
30. Please describe the role, if any, played by each related party in the formation transactions you have disclosed.

Formation Transactions - page 8
31. Please revise to provide a chart that displays your corporate organization prior to the formation transactions.
32. Please revise your organizational chart to include disclosure with respect to the option to purchase 19 facilities.

Organizational Diagram - page 8
33. Please revise to include all ownership percentages.

Our Distribution Policy - page 9
34. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions. Also disclose that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. Provide similar disclosure under the heading "Distribution Policy" on page 30.

Risk Factors - page 15
35. Wherever possible, please revise to more precisely identify the effect of the risks you enumerate, beyond the generic statement that if the risk were to occur it would adversely affect your business, financial condition and results of operations.
36. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

* Our results of operations will be significantly influenced by the economies and other conditions of the markets in which we operate.
* Because we are primarily focused on the ownership, operation, acquisition and development of self-storage facilities, our results of operations will be significantly influenced by demand for self-storage space generally.
* We may not be able to sell facilities when appropriate or on favorable terms.
* Our management has no experience operating a REIT or a public company.
* We depend on external capital.

37. Please include a separate risk factor to disclose the risk that since the number of OP units is fixed the value of the consideration to affiliates may increase if the offering price increases.
38. Please revise to include risk factor disclosure with respect to benefits to be received by affiliates in connection with the offering.
39. Please revise to include, as appropriate, risk factor disclosure with respect to your compliance with the Americans with Disabilities Act of 1990.
40. Please revise to include, as appropriate, whether there are any risks involved concerning enforcement of terms of contribution related to conflicts of interest with the principals.
41. Please revise to include risk factor disclosure, if true, that your organizational documents contain no limitation on the amount of debt you may incur.

We expect to have approximately $282.3 million of indebtedness...- page 17
42. Please revise to clarify that you have not yet obtained the revolving credit facility referenced in paragraph one.

Our existing mortgage indebtedness contains, and our proposed mortgage indebtedness will contain, financial and other covenants that restrict our operating and acquisition activities, page 18
43. Please revise the MD&A to describe and quantify the financial and restrictive covenants.

We could have substantial variable rate debt obligations, and therefore increases in interest rates may adversely affect our results of operations - page 18
44. We note your reference to hedging in the final paragraph. Please revise to provide separate risk factor disclosure with respect to your use of hedging and/or derivative instruments.

Our charter documents contain provisions that generally prohibit any person . . . - page 20
45. Please revise both your heading and the body of the risk factor to significantly shorten your discussion, including that disclosure necessary to place the risk in context, then identifying the risk.
46. Please revise the disclosure at number two with respect to the possible issuance of preferred shares under a separate risk factor heading. When you revise, please clarify whether the board would require shareholder approval prior to such a preferred issuance.

Certain officers and trustees may have interests that conflict with the interests of shareholders - page 22
47. Please revise to identify the officers and trustees that have interests that conflict with the interests of shareholders, and to more specifically discuss the nature of the conflicts.

Our Chairman and Chief Executive Officer has outside business interests that could require time and attention - page 22
48. To the extent possible, please quantify the amount of time Mr. Amsdell will devote to outside business interests.
49. Please revise to expand your disclosure with respect to the management and/or fiduciary obligations associated with Mr. Amsdell`s other business interests. Please explain the nature of the conflicts you reference, and explain how any such conflicts will be resolved.

Our business could be harmed if key personnel with long-standing business relationships in the self-storage industry terminate their employment with us - page 22
50. Please revise your heading to identify the key personnel upon whom you rely.

The value of the equity that the Principals and the Amsdell Entities own following our formation transactions may exceed the fair market value of their interests in our predecessor entities prior to those transactions - page 23
51. Please revise to identify the two predecessor companies that will be merged into U-Store-It Trust.

Affiliates of Lehman Brothers will receive benefits in connection with this offering - page 25
52. Please revise your heading and the body of your risk factor to identify the risk attendant upon the fact that Lehman affiliates will receive benefits in connection with the offering.

Failure to qualify as a REIT would have serious adverse consequences to us and our shareholders - page 26
53. Please revise to briefly specify the serious adverse consequences shareholders would face were you to fail to qualify as a REIT.

Distribution Policy - page 30
54. Please note that we may have additional comments upon completion of the distribution table.
55. The meaning of the first sentence in the second paragraph under this heading is not clear. Explain the basis for your claim that the information is not intended to be a projection or forecast. Please revise.
56. Reference is made to footnote (2) to the table on page 31.
Please clarify your statement that increases in your property operating expenses are not applicable to rental and occupancy increases in revenue.





Dilution - page 34
57. Please limit the use of footnotes in this section. For example, please include the information that explains the net tangible book value per share amounts in the narrative section preceding the net tangible book value amounts.

Selected Financial Data, page 35
57. Please revise your reconciliation for NOI to begin with net income and revise your description of the NOI calculation as necessary. Also revise your presentation in the table on page 44. See Item 10(e) of Regulation S-K.58.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 39
59. Please disclose whether or not you have any off-balance sheet arrangements. Reference is made to Item 303(a)(4) of Regulation S-K.

Comparison of the Three Months Ended March 31, 2004 to the Three
Months Ended March 31, 2003
Acquisition and Development Activities, page 41
60. Please revise throughout this section to quantify the costs of acquisitions and expansion and development activities.

Comparison of Operating Results for the Three Months Ended March 31, 2004 and 2003 (Not including discontinued operations), page 41

Total Operating Expenses, page 41
61. Please revise to describe and quantify how management fees are based on revenues.

Self-Storage Industry Outlook - page 39
62. Please revise to briefly indicate the extent to which you utilize discounts and concessions. We note your statement that you generally do not use them to the same extent as your competitors.
63. Please revise to briefly expand upon the nature of the challenging operating conditions that made it difficult for you to grow your rents and occupancy from 2001 to 2003. When you revise, please also expand upon the qualitative and quantitative basis for your belief that the climate for the self-storage industry is improving.

Expected One-Time Management Contract Termination Expense, page 43
64. Please supplementally advise us of the factors considered in your determination that acquisition of U-Store-It Mini Warehouse Co. is not considered to be the acquisition of a business under SFAS 141.

Liquidity and Capital Resources - page 45
65. Please revise to address, as applicable, the impact of the present offering on the company`s long-term and short-term liquidity.
66. Please describe your mortgage loans and your anticipated revolving credit facility.

Our Business and Facilities - page 48
Overview - page 48
67. Please revise paragraph two in order to briefly explain how the independent members of the board will make the determination to purchase any of the option facilities.
68. Please revise paragraph three to indicate how many customers you presently have.
69. Please revise to include the number of total number of customers that you have and the percentage of residential versus commercial customers. Further, please revise to describe the types of commercial customers that you currently have.

Our Competitive Advantages - page 49
 Focused Operating Philosophy - page 49
70. Please revise to briefly explain the significance of a 65% net operating income margin. When you revise, please also explain the basis for management`s belief that a 65% net operating income margin is among the highest in the industry.

Seasoned Management Team, page 50
71. Please revise to state that management does not have any experience operating or managing a REIT.

Our Business and Growth Strategy - page 50
72. We note that annual rent per occupied square foot from your facilities has increased 15% from 1999 to 2003. Please provide corresponding quantitative disclosure with respect to increases in your operating expenses.



Utilize our development expertise in selective new developments, page
51
73. Please revise to describe the new developments and any specific steps taken in pursuing the new developments.

Focus on expanding our commercial customer base, page 51
74. Please revise to quantify the percentage of customers that are commercial customers. Please also describe the types of commercial customers that you currently have.
75. Please describe the marketing activities of the Diamond League, whether the Diamond League has materially increased revenues, and if so, how has it resulted in increased revenues.

Continue to grow ancillary revenues, page 51
76. Please describe any specific steps that you intend to take in order to increase ancillary revenues.

The Self-Storage Industry, page 52
77. Please revise to disclose the independent sources that you are relying on in support of your specific statements about the relative stability through economic cycles, low price sensitivity of customers, large pool of individual customers, and the growth of the commercial customer base in the self-storage industry. Please also provide us with highlighted copies of each source.

Growth or Commercial Customer Base, page 54
78. Please refer to the second bullet regarding the low-cost of each self-storage facility. Please address how this fact may be detrimental to your business in that the low-cost constitutes a low barrier for other competitors to enter the market.

Financing Strategy - page 54
79. Please revise to briefly explain why you consider your capital structure to be conservative.

Existing Facilities - page 56
80. Please revise to include all disclosure with respect to proposed renovations and improvements required by Item 14(d) of Form S-11 with respect to each facility you have included.


Option Facilities - page 62
81. Please revise to briefly indicate the criteria the independent members will use in determining to purchase any of the option facilities.
82. We note that you state that the purchase price will be determined by applying an 8% capitalization rate to in-place net operating income at the time of purchase. Please revise to include estimated purchase prices for each facility in service based on historical net operating income.

Continuing Loans - page 65
83. We note that the terms of the loan on 41 existing facilities prohibit the transfer or encumbrance of the mortgaged facilities. Please provide risk factor disclosure as appropriate to address this limitation on the transfer of properties. We note similar limitations on the other mortgage loans you have here disclosed.

David J. LaRue, page 70
84. Please revise to include the dates of Mr. LaRue`s employment as Executive Vice President and financial manager so that the description includes his business experience for the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Employment Agreements - page 72
85. Please advise us as to when you intend to execute the employment agreements. As appropriate, please file these agreements as exhibits to your registration statement and describe the material terms in your prospectus.

Certain Relationships and Related Transactions - page 76
86. Please revise to provide the information described in Item 404(d) of Regulation S-K. In particular, please provide the disclosure required by Item 404(d) with respect to acquisitions by sponsors or their affiliates.

Formation Transactions - page 76
87. Please revise paragraph one to identify the existing partner of your operating partnership.
88. Please revise to further describe how the value of common shares you intend to issue to the Principals and Amsdell Entities will increase or decrease depending on the initial public offering price and subsequent trading price of your common shares.
89. Please revise to quantify the outstanding indebtedness you will assume on the three facilities contributed by Messrs. Robert and Barry Amsdell.

Stock Purchase Agreement - page 77
90. Please revise to indicate the nature of the obligation owed to High Tide LLC by the Principals and the Amsdell entities.

Other Contracts with Affiliates
Management Contracts, page 77
91. Please revise to describe the amendment and termination provisions for the management contracts.

Structure and Formation of Our Company - page 79
92. Consider relocating this information so that it precedes your description of business. The formation transactions appear to be material to an investor`s understanding of how U-Store-It is being formed, how it will acquire its initial properties, and the ownership of the company.

Formation Transactions - page 79
93. Please revise bullet point nine to indicate the consideration to be received by Rising Tide Development LLC in return for entering into the option agreements.
94. Please revise bullet point ten to quantify the amount of the existing term loan that will not be repaid from the proceeds of the offering.
95. Please revise to name the predecessor company referenced in the final paragraph.
96. Please revise to name the institutional investment fund that held a 71.21% interest in your operating partnership.
97. Supplementally explain to us the relationship between High Tide LLC and Acquiport/ Amsdell Predecessor. You disclose that High Tide LLC is your predecessor company, but you have provided the financial statements of Acquiport/ Amsdell Predecessor as your predecessor financial statements. We also note reference is made to your operating partnership defined as Acquiport/ Amsdell I Limited Partnership which is one of several entities comprising the predecessor.





Investment Policies and Policies With Respect to Certain Activities, page 89
Investments in Mortgages, page 89
98. Please revise to include all the information described in Item 13(b) and the Instructions 1-3 to Item 13(b) of Form S-11.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers, page 90
99. Please revise to indicate separately the types of securities of or interest in persons engaged in real estate activities. Refer to Instruction 1 to Item 13(c) of Form S-11. Please also indicate the primary activities of persons in which you may invest and state the criteria you will follow. Refer to Instructions 2-3 to Item 13(c) of Form S-11.

Principal Shareholders - page 92
100. Please revise to name all natural persons have voting control over the securities held by the Robert J. Amsdell Family Irrevocable Trust, and the Loretta Amsdell Family Irrevocable Trust.

Registration Rights - page 101
101. Please revise to quantify the number of shares subject to registration rights. Also state the number of shares that are subject to lock-up agreements.

Underwriting - page 125

Directed Share Program - page 127
102. We note that you intend to ask the underwriters to reserve a portion of the common stock issued in this offering for a directed share program. Supplementally, describe the mechanics of how and when these shares are offered or sold to investors in the directed share program. Also, provide us with copies of the materials the underwriters intend to use in connection with the directed share program. Revise your prospectus disclosure to more specifically describe who is eligible to participate in the directed share program, such as employees, family members, certain customers. Explain how you will determine the prospective recipients of reserved shares.

Electronic Distribution - page 127
103. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members. We may have further comment.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

104. Please supplementally advise us and disclose as appropriate how you are accounting for the exchange of interests for units in the operating partnership, U-Store-It, L.P and your basis for the accounting. Also please identify the entities and/or individuals that will receive units.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Information, page F-3
104. We note that the pro forma cash balance is negative. Are cash overdrafts not subject to offset by other cash accounts in the same financial institution classified as liabilities? Please revise as appropriate.105.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet
- March 31, 2004, page F-5
106. Please show how you calculated the $275,625 estimated net cash proceeds from the offering of common shares in pro forma adjustment 3(i).
107. Indicate in the description of adjustment (3)(ii) who holds the minority interest in the operating partnership.
108. Reference is made to adjustment (4) reflecting the financing transactions in which your operating partnership expects to enter. Please disclose whether or not you have a commitment from a lender for the financing. If not, please explain your factual support for this adjustment.

Notes to Combined Financial Statements

Note 2.  Summary of Significant Accounting Policies

Storage Facilities, page F-24
109. Please expand your disclosure of purchase price allocation upon acquisition of new facilities. Discuss your policy for allocating the purchase price to the various real estate components such as land, buildings and intangible assets. Refer to paragraph 37 of SFAS 141, which provides general guidance for assigning amounts to the assets acquired and liabilities assumed. Please clarify how you will determine the fair value for each of these components of the assets acquired. Also, disclose how you will determine the respective amortization periods.
110. It appears that your criteria for classification as "held for sale" is more restrictive than what is set forth in paragraph 30 of SFAS 144. Please advise why you believe that in most of your transactions an asset should not be classified as held for sale until the transaction has closed and how this policy is consistent with SFAS 144. We may have further comment.
Revenue Recognition, page F-25
111. Expand the disclosure of your revenue recognition policy. For instance, you state that rental income is recognized in accordance with the terms of the leases. Is revenue recognized on a straight-line basis over the term of the lease or by some other measurement criteria?

Note 4. Loans Payable, page F-27
112. Please disclose the pertinent terms of any of the covenants that restrict cash dividends. Refer to Rule 4-08(e) of Regulation S-X.

Note 12. Subsequent Events, page F-34
113. Please revise to clarify if the partnership interests acquired in the operating partnership relate only to the outside interests held in Acquiport/ Amsdell I Limited Partnership. Also, please advise us of any remaining interests held by parties not affiliated with the Amsdell family.

Part II
Item 33.  Recent Sales of Unregistered Securities
114. Please revise to quantify the issuance of limited partnership units and common shares in the second paragraph and the value of the consideration received.
115. Please revise to identify the person or class of persons to whom the securities were issued. Please see Item 701 of Regulation S-K.

Exhibits
116. Please file all remaining exhibits at the time of filing the first amendment to your registration statement. Please note that we will need adequate time to review the exhibits once filed, and may have further comment. If you are unable to file the legal and tax opinions with your next amendment, please provide draft opinions for us to review.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at 202-824-5346 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul
Fischer 1t 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


			Sincerely,


			Peggy Kim
			Senior Counsel




cc:	Thomas C. Morey, Esq.
	Hogan & Hartson, LLP
	555 Thirteenth Street, N.W.
	Washington, D.C. 20004

U-Store-It Trust
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